Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Intelligent Medicine Acquisition Corp. (the “Company”) on Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated Mach 19, 2021, except for Notes 5 and 7, to which the date is October 12, 2021, with respect to our audit of the financial statements of Intelligent Medicine Acquisition Corp. as of March 8, 2021 and for the period from February 25, 2021 (inception) through March 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Los Angeles, CA

October 12, 2021